Exhibit 99.1

NexGen Announces Best Ever Discovery-Phase Intercept At Rook I Property

•	RK-25-232 intersects broad zone of intense mineralization including 3.9 m of >61,000 cps
•	High-grade subdomain doubles in size to 210 m strike and 335 m vertical extent
•	Represents best hole drilled at any NexGen property, including Arrow, during the discovery-phase of exploration

Vancouver, BC, March 24, 2025 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is excited to announce the best hole drilled to date, RK-25-232 (Figures 1 and 2). This hole has materially expanded the shallow inner high-grade subdomain at Patterson Corridor East (PCE).

Drillhole RK-25-232 intersected 3.9 meters (“m”) of >61,000 cps, indicating rich uranium concentration within a larger 13.8 m mineralized interval that starts at 452.2 m (Figures 3 and 4, Table 1). It is one of the shallowest high-grade intersections at PCE and open in all directions (including 300 m up dip) within the competent basement rock. Four additional winter drillholes all located a minimum 50 m from RK-25-232 have all encountered high-grade intercepts containing >61,000 cps (RK-25-227, -230, -233, -236) expanding the high-grade subdomain to 210 m along strike and 335 m of vertical extent, doubling in size since last reported in November 2024 (previously 100 m strike and 170 m vertical extent). Ongoing exploration will focus on growing and defining this high-grade zone from hole RK-25-232.

Leigh Curyer, Chief Executive Officer, commented: “This intercept from RK-25-232 is geologically exceptional and represents a transformational moment taking PCE into a category to rival Arrow at the same stage of drilling. Discovering mineralization of this intensity so early in our 2025 program outpaces the success pattern experienced at the Arrow Deposit. Incredible, considering Arrow’s status on the world stage. To put this into context, the width of high-grade intense mineralization in RK-25-232 at PCE was first encountered at Arrow well into the delineation phase of resource definition. Together with Arrow, it’s validation a very significant regional mineralizing event has occurred at Rook I that we are only just beginning to assess the magnitude.

Today’s result comes at a time the need for Canada to optimize the development of its energy fuel resources has never been more important. NexGen, Saskatchewan and our community partners are ready to immediately commence construction of the Rook I Project subject to the completion of the CNSC approval process.”

Jason Craven, Vice President, Exploration, commented: “Another exciting evaluation milestone has been achieved by intersecting the surge of mineralization intensity in RK-25-232. Vein-type uranium is known to have high-grade zones within broad, structurally controlled footprints. Our focus is to expand the high-grade subdomain while also investigating for natural repetition within the evolving mineralized footprint, all of which is very similar to the approach to Arrow’s resource development.”

The development of PCE has advanced quickly over the past year; from an initial discovery of new vein-type basement-hosted uranium in February 2024, to a rapidly growing mineralized footprint and expanding high-grade, and now to a best-ever high-grade intersection in RK-25-232. An interpreted 3D model (Figures 1 and 2) provides a new visual representation of the scale and setting of the mineralization.

This is a Designated News Release

Reporting of assays from 2024 is expected in April once all results have been received and verified.

Figure 1: Interpreted model of mineralization at PCE (as of this release) and same exploration stage of the A2 shear mineralization from Arrow (as of Spring 2015); both are shown on long sections that look perpendicular to their primary mineralized planes; total mineralized footprint in orange and the high-grade subdomains in red; 2019 Feasibility Study notes 174.2 Mlbs U3O8 measured and indicated hosted by final A2

Figure 2: Zoomed view of RK-25-232 and surrounding pierce points on the long section, significant space to be tested in all directions

Figure 3: Core photo of mineralization from RK-25-232; off-scale high-grade mineralization is near continuous within an overall vein width of 13.8 m from 452.2 to 466.0 m; yellow outlines >1,000 cps, red outlines >10,000 cps, purple outlines >61,000 cps

Figure 4: Massive replacement by uranium mineralization at 460.6 m in RK-25-232; examples of this intense mineralization style are spread throughout the high-grade subdomain

Table 1: 2025 Spectrometer results as of March 13

Drillhole				Unconformity Depth (m)	Handheld Spectrometer Results (RS-125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-25-225	330	-70	684.0	108.6	475.00	475.5	0.5	<500
					479.5	480.0	0.5	<500 - 1400
					482.0	482.5	0.5	<500 - 850
					482.5	483.0	0.5	<500
					483.5	484.0	0.5	<500
					484.0	484.5	0.5	<500
					484.5	485.0	0.5	<500
					498.5	499.0	0.5	<500 - 650
					499.0	499.5	0.5	<500 - 830
					509.0	509.5	0.5	<500 - 1300
					509.5	510.0	0.5	<500
					510.5	511.0	0.5	<500 - 750
					511.0	511.5	0.5	<500 - 1800
					517.5	518.0	0.5	<500
					523.0	523.5	0.5	<500
					523.5	524.0	0.5	<500
					526.5	527.0	0.5	<500
					539.0	539.5	0.5	<500
					539.5	540.0	0.5	<500
					540.0	540.5	0.5	<500
					541.0	541.5	0.5	<500 - 1600
					541.5	542.0	0.5	<500
RK-25-226	330	-70	655.5	N/A	539.0	539.5	0.5	<500
					540.5	541.0	0.5	<500 - 550
					578.5	579.0	0.5	<500
					579.5	580.0	0.5	<500
					580.0	580.5	0.5	<500 - 880
					580.5	581.0	0.5	<500 - 510
					582.0	582.5	0.5	<500
					583.0	583.5	0.5	<500
					583.5	584.0	0.5	<500 - 2200
					584.0	584.5	0.5	<500 - 980
					586.5	587.0	0.5	<500
					587.0	587.5	0.5	<500
					589.0	589.5	0.5	<500
					589.5	590.0	0.5	<500
					590.0	590.5	0.5	<500

					590.5	591.0	0.5	<500 - 730
					591.0	591.5	0.5	<500 - 720
					591.5	592.0	0.5	<500
					592.0	592.5	0.5	<500 - 1200
					592.5	593.0	0.5	<500 - 1280
					593.0	593.5	0.5	<500 - 1150
					594.0	594.5	0.5	<500 - 890
					594.5	595.0	0.5	<500
					595.0	595.5	0.5	1000 - 5400
					595.5	596.0	0.5	<500
					596.0	596.5	0.5	<500
					597.5	598.0	0.5	<500
					598.0	598.5	0.5	<500 - 770
					598.5	599.0	0.5	<500 - 1600
					599.0	599.5	0.5	<500
					599.5	600.0	0.5	<500 - 510
					600.0	600.5	0.5	<500 - 710
					602.0	602.5	0.5	<500
					606.0	606.5	0.5	<500
RK-25-227	330	-70	657.0	113.4	493.0	493.5	0.5	<500
					496.0	496.5	0.5	<500
					496.5	497.0	0.5	<500
					497.5	498.0	0.5	<500 - 950
					498.0	498.5	0.5	<500
					505.5	506.0	0.5	<500 - 650
					506.0	506.5	0.5	<500 - 2300
					506.5	507.0	0.5	<500 - 650
					507.0	507.5	0.5	<500 - 1500
					507.5	508.0	0.5	<500 - 1250
					508.0	508.5	0.5	<500
					508.5	509.0	0.5	<500 - 1400
					509.0	509.5	0.5	<500 - 2500
					509.5	510.0	0.5	<500
					510.5	511.0	0.5	<500
					511.0	511.5	0.5	<500
					511.5	512.0	0.5	<500
					512.5	513.0	0.5	<500
					513.5	514.0	0.5	<500
					514.0	514.5	0.5	<500
					514.5	515.0	0.5	<500
					515.0	515.5	0.5	<500 - 1600
					515.5	516.0	0.5	<500
					516.0	516.5	0.5	800 - 2000

516.5	517.0	0.5	600 - 2000
517.0	517.5	0.5	700 - 3000
517.5	518.0	0.5	1200 - 5700
518.0	518.5	0.5	1500 - 4500
518.5	519.0	0.5	1000 - 4500
519.0	519.5	0.5	<500 - 1500
519.5	520.0	0.5	<500 - 800
520.0	520.5	0.5	1000 - 14000
520.5	521.0	0.5	500 - 1300
521.0	521.5	0.5	1000 - 3000
521.5	522.0	0.5	800 - 3000
522.0	522.5	0.5	1500 - 5000
522.5	523.0	0.5	<500 - 4000
523.0	523.5	0.5	<500 - 600
523.5	524.0	0.5	<500 - 900
524.0	524.5	0.5	<500
533.0	533.5	0.5	<500
533.5	534.0	0.5	<500 - 1200
534.0	534.5	0.5	1200 - 1200
534.5	535.0	0.5	700 - 950
535.0	535.5	0.5	950- 1600
535.5	536.0	0.5	1200 - 4200
536.0	536.5	0.5	1200 - 6100
536.5	537.0	0.5	600 - 1600
537.0	537.5	0.5	3000 - 14000
537.5	538.0	0.5	>61000
538.0	538.1	0.1	45000 - 55000
538.1	538.5	0.4	>61000
538.5	539.0	0.5	850 - 6500
539.0	539.1	0.1	900 - 1200
539.1	539.2	0.1	25000 - 55000
539.2	539.5	0.3	20000 - 37000
539.5	539.6	0.1	>61000
539.6	539.7	0.1	25000 - 55000
539.7	540.0	0.3	>61000
540.0	540.5	0.5	1700 - 6500
540.5	541.0	0.5	800- 1400
541.0	541.5	0.5	<500 - 900
541.5	542.0	0.5	<500
542.0	542.5	0.5	<500 - 1200
542.5	543.0	0.5	<500 - 1200
543.0	543.5	0.5	<500 - 1600
544.0	544.5	0.5	600 - 3800

					544.5	545.0	0.5	<500 - 9400
					545.0	545.5	0.5	<500
					552.0	552.5	0.5	<500 - 1500
					552.5	553.0	0.5	<500 - 700
					553.0	553.5	0.5	<500
					562.0	562.5	0.5	<500
					562.5	563.0	0.5	<500 - 600
					563.0	563.5	0.5	<500
					563.5	564.0	0.5	<500
RK-25-228	330	-75	609.0	117.1	493.0	493.5	0.5	<500
					494.5	495.0	0.5	<500 - 800
					495.5	496.0	0.5	<500
					508.0	508.5	0.5	<500
					537.5	538.0	0.5	<500 - 700
					545.5	546.0	0.5	<500 - 3000
					561.5	562.0	0.5	<500
					562.0	562.5	0.5	<500
RK-25-229	350	-70	681.4	113.2	570.0	570.5	0.5	<500
					570.5	571.0	0.5	<500
					571.0	571.5	0.5	<500
					573.5	574.0	0.5	<500
					576.5	577.0	0.5	<500
					578.0	578.5	0.5	<500
					578.5	579.0	0.5	<500 - 700
					582.0	582.5	0.5	<500 - 600
					606.5	607.0	0.5	<500 - 30000
					607.0	607.5	0.5	<500 - 19000
					607.5	608.0	0.5	<500 - 3400
					622.5	623.0	0.5	<500 - 2200
					623.0	623.5	0.5	<500 - 1400
					633.5	634.0	0.5	<500
					636.5	637.0	0.5	<500 - 3700
RK-25-230	330	-70	598.0	112.5	441.5	442.0	0.5	<500- 6700
					442.0	442.5	0.5	<500 - 1800
					442.5	443.0	0.5	<500 - 640
					443.0	443.5	0.5	<500 - 640
					446.5	447.0	0.5	<500
					447.0	447.5	0.5	<500 - 720
					447.5	448.0	0.5	<500 - 1400
					448.0	448.5	0.5	<500 - 1800
					448.5	449.0	0.5	<500 - 620
					475.0	475.5	0.5	<500
					475.5	476.0	0.5	<500 - 1700

476.0	476.5	0.5	<500 - 1660
476.5	477.0	0.5	<500 - 580
477.0	477.5	0.5	<500 - 1050
477.5	478.0	0.5	<500 - 540
478.0	478.5	0.5	<500 - 1080
479.0	479.5	0.5	<500 - 710
479.5	480.0	0.5	<500
480.0	480.5	0.5	<500
480.5	481.0	0.5	<500
481.0	481.5	0.5	<500 - 860
481.5	482.0	0.5	<500 - 1820
482.0	482.5	0.5	<500 - 1100
482.5	483.0	0.5	<500 - 2700
483.0	483.5	0.5	<500 - 10000
483.5	484.0	0.5	<500 - 520
484.0	484.5	0.5	<500
484.5	485.0	0.5	<500 - 1360
485.0	485.5	0.5	<500 - 1350
485.5	486.0	0.5	680 - 3400
486.0	486.5	0.5	540 - 2500
486.5	487.0	0.5	<500
487.0	487.5	0.5	<500 - 4420
487.5	488.0	0.5	740 - 7800
488.0	488.5	0.5	<500 - 8000
488.5	489.0	0.5	<500 - 2300
489.0	489.5	0.5	730 - 1900
489.5	490.0	0.5	820 - 7550
490.0	490.5	0.5	<500 - 1250
490.5	491.0	0.5	<500
491.0	491.5	0.5	<500
491.5	492.0	0.5	<500
492.0	492.5	0.5	<500
492.5	493.0	0.5	<500 - 1140
493.0	493.2	0.2	>61000
493.2	493.4	0.2	8000 - 28000
493.4	493.5	0.1	>61000
493.5	494.0	0.5	<500 - 31000
494.0	494.5	0.5	<500 - 5100
494.5	495.0	0.5	<500 - 1160
495.0	495.5	0.5	2200 - 2200
495.5	496.0	0.5	<500 - 1650
496.0	496.5	0.5	<500 - 3700
496.5	497.0	0.5	1400 - 2600

					497.0	497.5	0.5	<500 - 4500
					497.5	497.7	0.2	540 - 1100
					497.7	498.0	0.3	>61000
					498.0	498.5	0.5	1200 - 44000
					498.5	498.7	0.2	>61000
					498.7	499.0	0.3	5200 - 24000
					499.0	499.5	0.5	540 - 8000
					499.5	500.0	0.5	<500 - 680
RK-25-231	329	-69.5	885.0	102.7	677.0	677.5	0.5	<500 - 920
					683.0	683.5	0.5	<500 -1200
					683.5	684.0	0.5	<500 - 1500
					684.0	684.5	0.5	580 - 1000
					685.0	685.5	0.5	<500
					686.0	686.5	0.5	<500
					686.5	687.0	0.5	<500 - 4000
					687.0	687.5	0.5	<500
					687.5	688.0	0.5	<500 - 6700
					688.0	688.5	0.5	<500 - 20000
					689.0	689.5	0.5	<500 - 6000
					689.5	690.0	0.5	<500 - 1000
					690.0	690.5	0.5	<500 - 2200
					692.5	693.0	0.5	<500 - 3600
					693.0	693.5	0.5	<500 - 4800
					693.5	694.0	0.5	700 - 8100
					694.0	694.5	0.5	4200 - 31000
					694.5	695.0	0.5	<500 - 11000
					695.0	695.5	0.5	2000 - 21000
					695.5	696.0	0.5	2000 - 17000
					696.0	696.5	0.5	1200 - 16000
					696.5	697.0	0.5	1500 - 6600
					697.0	697.5	0.5	600 - 20000
					697.5	698.0	0.5	3100 - 11000
					698.0	698.5	0.5	3400 - 20000
					698.5	699.0	0.5	3700 - 12000
					699.0	699.5	0.5	620 - 2400
					699.5	700.0	0.5	<500
					701.5	702.0	0.5	<500
					704.0	704.5	0.5	<500
					706.5	707.0	0.5	<500 - 16000
					707.0	707.5	0.5	<500 - 900
					707.5	708.0	0.5	<500 - 800
					708.0	708.5	0.5	<500 - 8000
					708.5	709.0	0.5	700 - 16000

					709.0	709.5	0.5	<500 - 720
					709.5	710.5	1.0	<500
					711.5	712.5	1.0	<500
					713.0	714.0	0.5	<500
					716.0	716.5	0.5	<500 - 15000
					716.5	717.0	0.5	<500 - 2800
					725.5	726.0	0.5	<500 - 9500
					729.5	730.0	0.5	<500 - 1100
					731.5	732.0	0.5	<500-1300
					732.0	732.5	0.5	< 300 - 2300
					734.0	734.5	0.5	<500 - 2300
					737.0	737.5	0.5	<500
RK-25-232	330	-70	501.0	112.5	395.0	395.5	0.5	<500 - 750
					408.0	408.5	0.5	<500
					408.5	409.0	0.5	<500 - 650
					409.5	410.0	0.5	<500 - 900
					411.5	412.0	0.5	<500 - 700
					411.5	412.0	0.5	<500 - 1100
					424.5	425.0	0.5	<500
					426.5	428.0	1.5	<500
					435.5	438.0	2.5	<500 - 660
					444.5	445.5	1.0	<500 - 500
					449.5	450.0	0.5	<500 - 650
					450.5	451.0	0.5	<500
					452.0	452.5	0.5	<500 - 1100
					452.5	453.0	0.5	3200 - 9700
					453.0	453.5	0.5	3100 - 7500
					453.5	454.0	0.5	900 - 2500
					454.5	455.0	0.5	700 - 2300
					455.0	455.5	0.5	8300 - 24000
					455.5	456.0	0.5	1100 - 2200
					456.0	456.5	0.5	1100 - 4800
					456.5	457.0	0.5	4400 - 10000
					457.0	457.5	0.5	1100 - 17000
					457.5	457.8	0.3	24000 - 54000
					457.8	458.0	0.2	>61000
					458.0	458.1	0.1	32000 - 45000
					458.1	460.3	2.2	>61000
					460.3	460.5	0.2	1500 - 3400
					460.5	460.6	0.1	16000 - 54000
					460.6	461.3	0.7	>61000
					461.3	461.5	0.2	2500 - 20000
					461.5	462.0	0.5	600 -1200

462.0	462.5	0.5	600 - 2700
462.5	463.0	0.5	1200 - 1400
463.0	463.5	0.5	6600 - 34000
463.5	463.6	0.1	16000 - 25000
463.6	463.8	0.2	1200 - 2200
463.8	464.1	0.3	>61000
464.1	464.3	0.2	25000 - 45000
464.3	464.8	0.5	>61000
464.8	465.0	0.2	900 - 1200
465.0	465.3	0.3	1500 - 2500
465.3	465.5	0.2	14000 - 45000
465.5	466.0	0.5	<500 - 1100
466.0	466.5	0.5	<500 - 800
466.5	467.0	0.5	<500 - 5500
467.0	467.5	0.5	<500
467.5	468.0	0.5	<500 - 650
468.0	468.5	0.5	<500
468.5	469.0	0.5	<500
469.0	469.5	0.5	<500
469.5	470.0	0.5	<500
470.0	470.5	0.5	<500
470.5	471.0	0.5	<500
471.0	471.5	0.5	<500
471.5	472.0	0.5	<500
472.5	473.0	0.5	<500
480.0	480.5	0.5	<500
481.5	482.0	0.5	<500
482.0	482.5	0.5	<500 - 610
482.5	483.0	0.5	<500
483.5	484.0	0.5	<500 - 520
484.0	484.5	0.5	<500
484.5	485.0	0.5	1100 - 1100
485.0	485.5	0.5	<500
485.5	486.0	0.5	<500 - 1400
486.0	486.5	0.5	<500 - 600
486.5	487.0	0.5	<500
491.0	491.5	0.5	<500
491.5	492.0	0.5	<500
495.5	496.0	0.5	<500 - 3400
496.0	496.5	0.5	<500 - 750
496.5	497.0	0.5	<500 - 700
499.0	499.5	0.5	<500
499.5	500.0	0.5	<500 - 1200

					500.0	500.5	0.5	<500 - 1200
					500.5	501.0	0.5	<500
					502.0	502.5	0.5	<500 - 800
					502.5	503.0	0.5	900 - 900
					503.0	503.5	0.5	<500 - 650
					505.0	505.5	0.5	<500
					509.5	510.0	0.5	<500
					510.0	510.5	0.5	<500
					515.5	516.0	0.5	<500
					516.0	516.5	0.5	<500
RK-25-233	330	-70	694.0	109.7	561.0	561.5	0.5	<500 - 600
					561.5	562.0	0.5	<500
					562.0	563.5	1.5	<500
					563.5	564.0	0.5	<500 - 650
					564.0	565.0	1.0	<500
					565.0	565.5	0.5	<500 - 700
					565.5	566.0	0.5	<500
					566.0	566.5	0.5	<500 - 600
					566.5	567.0	0.5	<500
					567.0	567.5	0.5	<500 - 600
					567.5	569.5	2.0	<500
					570.0	571.0	1.0	<500
					571.0	571.5	0.5	<500 - 600
					571.5	572.0	0.5	<500
					575.0	575.5	0.5	<500
					576.0	576.5	0.5	<500 - 1000
					576.5	577.0	0.5	<500 - 600
					577.0	577.5	0.5	600 - 1200
					577.5	578.0	0.5	<500 - 1100
					578.0	578.4	0.4	1000 - 8500
					578.4	578.8	0.4	>61000
					578.8	579.0	0.2	600 - 1000
					579.0	579.5	0.5	2500 - 11000
					579.5	580.0	0.5	2000 - 8000
					580.0	580.5	0.5	800 - 15000
					580.5	581.0	0.5	500 - 650
					581.0	581.5	0.5	<500 - 600
					581.5	582.0	0.5	<500
					582.5	584.0	1.5	<500
					584.0	584.5	0.5	<500 - 4000
					584.5	585.0	0.5	1000 - 4300
					585.0	585.5	0.5	2000 - 7000
					585.5	586.0	0.5	1500 - 8500

					586.0	586.5	0.5	2000 - 6000
					586.5	587.0	0.5	20000 - 45000
					587.0	587.5	0.5	20000 - 40000
					587.5	588.0	0.5	1000 - 17000
					588.0	588.5	0.5	500 - 1200
					588.5	589.0	0.5	<500 - 650
					589.0	589.5	0.5	700 - 2400
					589.5	591.0	1.5	<500
					591.0	591.5	0.5	<500 - 1000
					591.5	592.5	1.0	<500
					592.5	593.0	0.5	<500 - 650
					593.0	593.5	0.5	<500
					593.5	594.0	0.5	<500 - 600
					594.0	594.5	0.5	<500 - 1200
					594.5	595.0	0.5	1200 - 2400
					595.0	595.5	0.5	500 - 700
					603.0	603.5	0.5	<500
					603.5	604.0	0.5	<500 - 4500
					604.0	604.5	0.5	10000 - 30000
					604.5	605.0	0.5	6000 - 13000
					605.0	605.5	0.5	700 - 1000
					605.5	606.0	0.5	500 - 1300
					606.0	606.5	0.5	500 - 1400
					606.5	607.0	0.5	<500
					607.0	607.5	0.5	500 - 1500
					607.5	608.0	0.5	<500 - 1300
					608.0	609.0	1.0	<500
					609.0	609.5	0.5	<500
					624.5	625.0	0.5	<500 - 600
					625.0	625.5	0.5	<500 - 1100
					625.5	626.0	0.5	<500 - 550
					629.5	630.0	0.5	<500
					630.0	630.5	0.5	<500 - 750
					633.5	634.0	0.5	<500
					634.0	634.5	0.5	<500 - 550
					634.5	635.0	0.5	<500 - 900
					635.0	635.5	0.5	<500 - 1100
					635.5	636.0	0.5	2500 - 5000
RK-25-234	330	-70	747.0	113.0	668.0	668.5	0.5	<500
					672.0	672.5	0.5	<500 - 1200
					672.5	673.0	0.5	<500 - 630
					675.0	675.5	0.5	<500 -520
					675.5	676.0	0.5	<500

					677.0	677.5	0.5	<500 - 520
					677.5	678.0	0.5	<500
					679.5	680.0	0.5	<500
					682.0	682.5	0.5	<500
					685.0	685.5	0.5	<500
					687.0	687.5	0.5	<500 - 9000
					687.5	687.7	0.2	2000 - 14000
					687.7	687.8	0.1	>61000
					687.8	688.0	0.2	550 - 3300
					688.0	688.5	0.5	<500 - 8800
RK-25-235	270	-70	TBD	105.5	In Progress
RK-25-236	267	-65	541.0	129.0	377.5	379.0	1.5	<500
					379.0	379.5	0.5	<500 - 600
					379.5	380.0	0.5	<500 - 1100
					380.0	380.5	0.5	<500
					380.5	381.0	0.5	870 - 3400
					381.0	381.5	0.5	1300 - 4400
					381.5	382.0	0.5	<500 - 1450
					382.0	382.5	0.5	<500
					393.0	394.0	1.0	<500
					395.0	396.0	1.0	<500
					396.0	396.5	0.5	<500 - 1000
					396.5	397.0	0.5	600 - 1050
					397.0	397.5	0.5	550 - 1180
					400.5	401.0	0.5	<500
					401.0	401.5	0.5	560 - 980
					401.5	402.0	0.5	2300 - 25000
					402.0	402.5	0.5	850 - 1130
					402.5	403.0	0.5	<500 - 2250
					404.0	404.5	0.5	<500
					411.0	414.0	3.0	<500
					414.5	415.0	0.5	<500
					427.5	428.0	0.5	<500 - 570
					428.0	428.5	0.5	<500 - 600
					457.5	458.0	0.5	<500 - 525
					458.0	458.5	0.5	<500 - 720
					458.5	459.0	0.5	<500 - 530
					459.0	459.5	0.5	<500 - 600
					459.5	460.0	0.5	<500
					460.0	460.5	0.5	<500 - 550
					461.5	462.0	0.5	<500
					464.0	465.0	1.0	<500
					465.0	465.5	0.5	<500 - 3000

					465.5	466.0	0.5	<500 -980
					466.0	466.5	0.5	900 - 11000
					466.5	467.0	0.5	1000 - 5500
					467.0	467.5	0.5	3000 - 16000
					467.5	467.8	0.3	1300 - 57000
					467.8	468.1	0.3	>61000
					468.1	468.5	0.4	7000 - 40000
					468.5	469.0	0.5	1500 - 9000
					469.0	469.5	0.5	2000 - 11000
					469.5	470.0	0.5	500 - 800
					470.0	470.5	0.5	<500 - 550
					475.5	477.5	2.0	<500
					477.5	478.0	0.5	<500 - 860
					478.0	478.5	0.5	<500
					478.5	479.0	0.5	<500 - 950
					516.5	517.0	0.5	<500
RK-25-237	340	-70	TBD	104.6	In progress
RK-25-238	279	-67	TBD	TBD	In progress

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined.
•	“Off-scale” refers to >61,000 cps total readings by gamma spectrometer type RS-125.
•	"Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120.
•	Where "CPS Range" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval.
•	Unconformity of ‘N/A’ denotes a lack of visible contact between Athabasca sandstone and basement rock.
•	Maximum internal dilution 2.0 m downhole.
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR ( www.sedar.com ) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated  March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.   Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.